UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Natural Resource Partners L.P.

(Name of Issuer)

Common Units of Limited Partnership Interests

(Title of Class of Securities)

63900P 10 3

(CUSIP Number)

Wyatt L. Hogan

Natural Resource Partners L.P.

601 Jefferson Street, Suite 3600

Houston, Texas 77002

(713) 751-7507

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D/A

CUSIP No. 63900P 10 3	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON WESTERN POCAHONTAS PROPERTIES LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☑ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,279,860 Common Units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,279,860 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,279,860 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%
14	TYPE OF REPORTING PERSON PN

13D/A

CUSIP No. 63900P 10 3	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON CORBIN J. ROBERTSON, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☑ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,154,445 Common Units (1)
	8	SHARED VOTING POWER 22,906,980 Common Units (2)
	9	SOLE DISPOSITIVE POWER 1,154,445 Common Units
	10	SHARED DISPOSITIVE POWER 22,906,980 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,061,425 Common Units*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.9%
14	TYPE OF REPORTING PERSON IN

*	See Item 5.
1.	Corbin J. Robertson, Jr. may be deemed to beneficially own the 110,206 Common Units owned by Western Pocahontas Corporation, the 31,540 Common Units held by Barbara Robertson, Mr. Robertson’s spouse, and the 56 Common Units held by QMP Inc.
2.	Corbin J. Robertson, Jr. may be deemed to beneficially own the 17,279,860 Common Units owned by Western Pocahontas Properties Limited Partnership and the 5,627,120 Common Units held by Western Bridgeport, Inc. Mr. Robertson’s address is 601 Jefferson Street, Suite 3600, Houston, Texas 77002. See Item 5.

13D/A

CUSIP No. 63900P 10 3	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON WESTERN POCAHONTAS CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☑ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 110,206 Common Units
	8	SHARED VOTING POWER 17,279,860 Common Units (1)
	9	SOLE DISPOSITIVE POWER 110,206 Common Units
	10	SHARED DISPOSITIVE POWER 17,279,860 Common Units (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,390,066 Common Units*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON CO

*	See Item 5.
1.	Western Pocahontas Corporation may be deemed to beneficially own the 17,279,860 Common Units owned by Western Pocahontas Properties Limited Partnership as its general partner.

TABLE OF CONTENTS

Item 1.	Security and Issuer.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 5.	Interest in Securities of the Issuer.

Item 7.	Material to be filed as Exhibits.

SIGNATURES

Item 1.	Security and Issuer.

This amendment No. 8 to the Schedule 13D, which was last amended and restated on September 29, 2010 is filed by Corbin J. Robertson, Jr., Western Pocahontas Properties Limited Partnership and Western Pocahontas Corporation (collectively, the “Reporting Persons”), which constitute a group under Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This schedule relates to the common units representing limited partner interests (the “Common Units”) of Natural Resource Partners L.P., a Delaware limited partnership (the “Partnership”), which as its principal executive offices at 601 Jefferson Street, Suite 3600, Houston, Texas 77002.

Except as amended or supplemented hereby, the information in the Amended and Restated Schedule 13D is as set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following text as a new last paragraph:

On January 23, 2013, the Partnership completed a private placement of $75 million of common units representing limited partner interests in the Partnership (“Common Units”) pursuant to a Common Unit Purchase Agreement (the “Purchase Agreement”) by and among the Partnership and the purchasers listed therein. The Partnership sold approximately 3.8 million Common Units in the private placement at a purchase price of $19.8173 per unit. Such units were sold in reliance upon an exemption from the registration requirements of the Securities Act of 1933, pursuant to Section 4(2) thereof. Corbin J. Robertson Jr., pursuant to the terms of the Purchase Agreement, purchased 832,606 Common Units for a total purchase price of $16.5 million. This purchase resulted in Mr. Robertson directly owning 1,135,262 Common Units and beneficially owning a total of 24,061,425 Common Units, representing an aggregate 21.9% interest in the Partnership.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting the text thereof and replacing it with the following:

(a) (1)	Corbin J. Robertson, Jr. may be deemed to beneficially own 24,061,425 Common Units including: (i) the 1,154,445 units directly owned by Mr. Robertson, (ii) the 17,279,860 Common Units owned by Western Pocahontas Properties Limited Partnership, (iii) the 110,206 Common Units held by Western Pocahontas Corporation (iv) the 5,102,385 Common Units held by Western Bridgeport, Inc., and (v) the 56 Common Units held by QMP Inc. Mr. Robertson may also be deemed to beneficially own the 31,540 Common Units held by Barbara Robertson, Mr. Robertson’s spouse. Collectively, these holdings represent 21.9% of all outstanding Common Units. Pursuant to Rule 13d-4 under the Exchange Act, Mr. Robertson disclaims the beneficial ownership of the Common Units reported in this Item 5(a)(1).

(2)	Western Pocahontas Properties Limited Partnership is the record and beneficial owner of 17,279,860 Common Units. These holdings represent 15.7% of all outstanding Common Units.

(3)	Western Pocahontas Corporation is the record and beneficial owner of 110,206 Common Units. In its capacity as the general partner of Western Pocahontas Properties Limited Partnership, Western Pocahontas Corporation may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 17,279,860 Common Units. These holdings represent 15.8% of all outstanding Common Units.

(b)	The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. The members of the board of directors of Western Pocahontas Corporation, who are identified in Item 2 hereof, share the power to vote or to direct the vote, and to dispose or to direct the disposition of, the Units owned by Western Pocahontas Properties Limited Partnership, subject to certain exceptions.

(c)	On January 23, 2013, the Purchase Agreement and the private placement described in Item 3 above took effect. None of Mr. Robertson, Western Pocahontas Properties Limited Partnership nor Western Pocahontas Corporation has effected transactions in the Common Units in the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 7.	Material to be filed as Exhibits.

The following is added as an exhibit:

Exhibit 10.2	Common Unit Purchase Agreement, dated January 23, 2013, by and among Natural Resource Partners L.P. and the purchasers named therein, incorporated by reference to Exhibit 10.1 to the Partnership’s Form 8-K filed with Commission on January 25, 2013.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: January 25, 2013

WESTERN POCAHONTAS PROPERTIES LIMITED PARTNERSHIP

BY:	WESTERN POCAHONTAS CORPORATION, Its General Partner

By:	/s/ Corbin J. Robertson, Jr.
Name:	Corbin J. Robertson, Jr.
Title:	Chief Executive Officer

WESTERN POCAHONTAS CORPORATION

By:	/s/ Corbin J. Robertson, Jr.
Name:	Corbin J. Robertson, Jr.
Title:	Chief Executive Officer

CORBIN J. ROBERTSON, JR.

/s/ Corbin J. Robertson, Jr.